UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70631

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Vienna Capital Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

40 Wall Street, 17th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Vincent DeFilippo	856-319-2784	drv@viennacap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.
(Name – if individual, state last, first, and middle name)

80 Washington Street	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

2/24/2009	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VJD

OATH OR AFFIRMATION

I, Vincent DeFilippo _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Vienna Capital Partners LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ROSEMARY QUAN
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01QU6424427
Qualified in Queens County
Commission Expires November 1, 2029

Sworn to me on this 29th day of May 2026

Notary Public

Signature: Vincent De Filippo

Title: CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

JJD

Vienna Capital Partners LLC

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025

(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

Vienna Capital Partners LLC

CONTENTS



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Member
Vienna Capital Partners LLC
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vienna Capital Partners LLC, as of December 31, 2025, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Vienna Capital Partners LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Vienna Capital Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 12 and 13 has been subjected to audit procedures performed in conjunction with the audit of Vienna Capital Partner LLC's financial statements. The supplemental information is the responsibility of Vienna Capital Partners LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.

We have served as Vienna Capital Partners LLC's auditor since 2023.

Norwell, Massachusetts

June 11, 2026



Vienna Capital Partners LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS

Cash	$ 691,637
Investments - Equities	1,132,418
Investments - U.S. Treasuries	142,944
Investments - Mutual Funds	29,274
Investments - Other	2,711,803
Right-of-use Asset	1,212,784
Prepaid Expense	12,576
Advances to Reps	8,000
Total assets	$ 5,941,436

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Net Due to Collateralized Repurchase Agreements	$ 1,433,943
Accounts payable and accrued expenses	24,220
Operating lease liability	1,236,570
Total liabilities	2,694,733
Member's equity	3,246,703
Total liabilities and member's equity	$ 5,941,436

See Accompanying Notes to Financial Statements.

Vienna Capital Partners LLC

STATEMENT OF INCOME

Year Ended December 31, 2025

Revenues

Net Gains on Securities	$	3,546,395
Private Placement and Advisory Fees		156,948
Interest, Dividends and Other		5,610
Total revenue		3,708,953

Expenses

Commissions	399,385
Advisory Fees	446
Professional and Legal Fees	88,060
Occupancy Cost	154,514
Data and Technology	12,211
SIPC Fees	18,556
Regulatory Fees	11,230
Travel and Subscriptions	7,095
Bank Charges and Fees	3,950
Total expenses	695,447

Net Income	$	3,013,506

See Accompanying Notes to Financial Statements.

Vienna Capital Partners LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2025

Member's equity, beginning of year	$	185,098
Contributions		826,100
Distributions to member		(778,001)
Net Income		3,013,506
Member's equity, end of year	$	3,246,703

See Accompanying Notes to Financial Statements.

Vienna Capital Partners LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2025

Cash flows provided by operating activities		
Net Income	$	3,013,506
Changes in operating assets and liabilities:		
Net due to Collateralized Repurchase Agreements		1,433,943
Increase in Advances to Reps		(6,500)
Increase in Prepaid Expenses		(12,464)
Increase in Accounts payable and accrued expenses		18,605
Net Lease Liability		23,786
Net cash provided by operating activities		4,470,876
Cash flows used in investing activities		
U.S. Treasuries		(8,729)
Equities		(1,132,418)
Investments in Mutual Funds		(1,189)
Investments - Other		(2,711,803)
Net cash used in investing activities		(3,854,139)
Cash flows provided by financing activities		
Contributions from Member		826,100
Distributions to Member		(778,001)
Net cash provided by financing activities		48,099
Increase in cash		664,836
Cash and cash equivalents, beginning of year		26,801
Cash and cash equivalents, end of year	$	691,637

See Accompanying Notes to Financial Statements.

Vienna Capital Partners LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies

Nature of Business

Vienna Capital Partners LLC (the "Company"), a Delaware Limited Liability Company established on November 6th, 2020, is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company is wholly owned by Tomasa Antonia Holdings (the "Parent"). The Company received FINRA approval on November 3rd, 2022.

The Company, as a broker-dealer, does not carry margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities, to customers.

The Company provides investment banking and consulting services.

Government and Other Regulation

The Company's business is subject to significant regulation by government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Codification ("ASC").

Revenue Recognition

The Company recognizes revenue in accordance with ASC-606 Revenue from Contracts with Customers. Revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contracts with the customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Vienna Capital Partners LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies (continued)

Revenue Recognition (continued)

For the year ended December 31, 2025 there were revenues of $3,703,343 related to business activity, $3,546,395 from net gains on securities and $156,948 from private placement services recognized at a point in time.

Performance Obligations – Revenues from contracts from customers is recognized when, or as, the Company satisfies its performance obligations by transferring its goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

The net gains from securities were primarily earned from collateralized repurchase agreements with clients in which the Company receives securities as collateral in connection with providing financing to clients. Revenue is recognized when the client repays the financing agreement over the term of the agreement, or when the client defaults on the agreement in which the Company would earn revenue in the amount of the pledged collateral at that point in time.

Revenue from providing private placement services is recognized when earned, which generally occurs as services are performed.

Cash and Cash Equivalents

For the purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased within a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2025 the Company had no uninsured cash balances.

Accounts Receivable

The Company recognizes revenue from services and other fees in the period they are earned and are reasonably assured as collectible. Accounts Receivable are reviewed periodically. The Company has not made provisions for bad debt or any amount of allowance for uncollectible accounts at year-end since it has determined that there is no need for any write-offs.

Vienna Capital Partners LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes

The Company does not record a provision for income taxes because the member reports its share of the Company's income or loss on the member's income tax return. The financial statements reflect the Company's transactions without adjustment, if any, required for income tax purposes.

The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states and foreign jurisdictions. Generally, the Company is subject to income tax examinations by major taxing authorities for the last three years.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Lease Policies

The Company follows the guidance of the Accounting Standards Update (ASU) 2016-02, Leases (ASC Topic 842) and subsequent amendments. ASC 842 affects all companies that enter into lease arrangements, with certain exclusions under limited scope limitations. Under ASU 2016-02, an entity recognizes right-of-use assets and lease obligations on its statement of financial condition for all leases with a lease term of more than 12 months. Short-term rentals under year-to-year leases of remaining lease terms of 12 months or less are exempt from being capitalized. As of December 31, 2025, the Company held a right-of-use office lease with a term greater than 12 months.

2. Net capital requirement

The Company is a member of FINRA and is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company has elected to compute its net capital requirement pursuant to SEC Rule 15c3-1, which requires minimum net capital of the greater of $100,000 or 6.67% of aggregate indebtedness and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. At December 31, 2025, the Company's net capital was $179,791 which was $79,791 in excess of its minimum requirement of $100,000.

Vienna Capital Partners LLC

NOTES TO FINANCIAL STATEMENTS

3. Concentrations of credit risk

In the normal course of business, the Company maintains its cash balances at a financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company's accounts that are non-interest-bearing accounts are subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Act"). The Company's interest-bearing cash balances may exceed the FDIC coverage of $250,000. As of December 31, 2025, the Company did not have balances in excess of insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

4. Leases

The Company leases office space under an operating lease in New York, New York.

The operating lease right-of-use asset and operating lease liability as of December 31, 2025 were the following:

Operating lease right-of-use asset: $1,212,784

Operating lease liability: $1,236,570

Rent expense for the year ended December 31, 2025 was $154,514 and is included in the occupancy cost line item in the statement of operations.

The following is a schedule by years of the future minimum rental payments as of December 31, 2025:

2026	$ 249,649
2027	255,890
2028	286,644
2029	293,810
2030	150,577
	1,236,570
Less current portion	(249,649)
Long-term lease obligations	$ 986,921
Weighted-Average Remaining Lease	4.5 Years

Vienna Capital Partners LLC

NOTES TO FINANCIAL STATEMENTS

5. Commitments and contingencies

The Company may be exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of any such matters will not have a material effect on the Company's financial position or results of operations.

6. Fair value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access. Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's Equities, Mutual Funds, and U.S. Treasuries are Level 1 securities. The Company's Investments - Other are Level 3 securities, with no observable market (as of December 31, 2025) and are tracked at cost basis.

7. Segment reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, Private Placement Services, and the Company's Trading on its Securities Investments. The Company has identified Vincent DeFilippo as the chief operating decision maker (the "CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information for the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. All revenue segments and significant expenses for the year ended December 31, 2025 are disclosed on the Statement of Income.

Vienna Capital Partners LLC

NOTES TO FINANCIAL STATEMENTS

8. Investments – Other

The Company invests in various companies, classified as Investments – Other which are currently non-allowable for net capital purposes and tracked at cost basis.

9. Major Customers

For the year ended December 31, 2025, the Company had 1 major customer which represented approximately 68% of the Company's revenues. At December 31, 2025, the Company had accounts receivable from this customer amounting to 3% of the total accounts receivable balance.

10. Subsequent events

The Company has evaluated subsequent events through June 11, 2026, the date of the Independent Registered Public Accounting Firm Report, whereupon the financial statements were issued and determined that there were no items to disclose.

Vienna Capital Partners LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2025

Net capital, member's equity	$	3,246,703
Less nonallowable assets		
Other Investments		(2,711,803)
Advances to Reps		(8,000)
Prepaid Expenses		(12,576)
		(2,732,379)
Net Capital before haircuts on securities positions	$	514,324
Haircuts on securities		(172,385)
Undue concentration on security		(162,148)
		(334,533)
Net Capital	$	179,791
Minimum net capital required (under SEC Rule 15c3-1)		100,000
Excess net capital	$	79,791
Aggregate indebtedness		1,458,163
Percentage of aggregate indebtedness to net capital		811.03%

There are no material differences between the preceding computation and the Company's corresponding amended unaudited Part IIA of Form X-17A-5 as of December 31, 2025.

Vienna Capital Partners LLC

NOTES TO FINANCIAL STATEMENTS

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

December 31, 2025

STATEMENT PURSUANT TO EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company operates pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the provision of SEC Rule 15c3-3, pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and for the year ended December 31, 2025, the Company was in compliance with the conditions of exemption.



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Member
Vienna Capital Partners LLC
New York, New York

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Vienna Capital Partners LLC stated that Vienna Capital Partners LLC's business activities are limited to private placement of securities, capital advisory: assisting issuers to plan for and structure capital market transactions, merger and acquisition services: advising both public and private companies in merger and acquisition initiatives including issuing fairness opinions, wholesaling: sourcing investment for and provide marketing support for third-party broker-dealers, and 144A resales: purchasing unregistered securities from an issuer in a primary offering that is a private placement and simultaneously reselling the same securities the firm purchases from the issuer in resale transactions, and that it has not held customer funds or securities and that Vienna Capital Partners LLC is classified as "non-covered" pursuant to Footnote 74 to SEC Release 34-70073, dated July 30, 2013 and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. Vienna Capital Partners LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended without exception. Vienna Capital Partners LLC management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Vienna Capital Partners LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

LMHS, P.C.

LMHS, P.C.

We have served as Vienna Capital Partners LLC's auditor since 2023.

Norwell, Massachusetts

June 11, 2026


Members of
AICPA

80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com


A member of
mgi worldwide



May
~~March~~ 29, 2026
VJD

Vienna Capital Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of C.F.R. § 240.15c3-3, and

(2) The Company will not claim an exemption from SEA Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff because the Company engages in private placements of securities (on a best-efforts basis only); capital advisory: assisting issuers to plan for and structure capital markets transactions; mergers and acquisition services: advising both public and private companies in merger and acquisition initiatives including issuing fairness opinions; wholesaling: sourcing investment for and providing market support to third-party broker-dealers; and 144A resales: purchasing unregistered securities from an issuer in a primary offering that is a private placement and simultaneously reselling the same securities the Company purchases from the issuer in resale transactions; and

I, Vincent DeFilippo, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Vincent DeFilippo
Vincent DeFilippo
CEO

ROSEMARY QUAN
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01QU6424427
Qualified in Queens County
Commission Expires November 1, 2029

Sworn to me on this
29th day of May 2026

Notary Public

VJD